SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

OR

[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _____________	Commission File Number _____________

_________________

Glencairn Gold Corporation
(Exact name of registrant as specified in its charter)

Ontario (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

6 Adelaide Street East, Suite 500
Toronto, Ontario M5C 1H6, Canada
(416) 860-0919
(Address and telephone number of registrant’s principal executive offices)

Copies to:

Martin Pomerance
Dorsey & Whitney LLP
250 Park Avenue
New York, NY 10177
(212) 415-9200
(Name, address (including zip code) and
telephone number (including area code)
of agent for service in the United States)	Gil I. Cornblum, Esq. Dorsey & Whitney LLP BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1, Canada (416) 367-7373	Mark. T. Bennett, Esq. Cassels Brock & Blackwell LLP Scotia Plaza, Suite 2100 40 King Street West Toronto, Ontario M5H 3C2, Canada (416) 869-5407

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: Common Shares, no par value	Name of Each Exchange On Which Registered None

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.   N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.     [  ]   Yes     [X]   No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    [  ]   Yes     [X]   No

FORWARD-LOOKING STATEMENTS

        The Exhibits incorporated by reference into this Registration Statement contain “forward-looking information” which may include, but is not limited to, statements with respect to the future or operating performance of Glencairn Gold Corporation (the “Registrant”), its subsidiaries and its projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Registrant and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include among others, general business economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals of financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Annual Information Form of the Registrant filed as Exhibit 99.1 to this Registration Statement. Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

        Forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits and the Registrant disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

RESOURCE AND RESERVES ESTIMATES

        All mineral resource and reserve estimates incorporated by reference in this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and mineral resource and reserve information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

        In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.5, inclusive, and Exhibit 99.7 through Exhibit 99.53 inclusive, as set forth in the Exhibit Index attached hereto.

        In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.6, the Audited Comparative Financial Statements of the Registrant for the years ended December 31, 2003 and December 31, 2002, including a reconciliation of the financial statements to U.S. Generally Accepted Accounting Practices as required by Item 17 of Form 20-F, each as set forth in the Exhibit Index attached hereto.

        In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed a written consent of certain experts named in the foregoing Exhibits as Exhibits 99.54 and Exhibit 99.55, as set forth in the Exhibit Index attached hereto.

UNDERTAKINGS

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

        Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

        Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized

GLENCAIRN GOLD CORPORATION /s/ Ian J. McDonald Ian J. McDonald Chairman

Date: January 20, 2005

EXHIBIT INDEX

        The following exhibits have been filed as part of the Registration Statement:

Exhibit	Description

Annual Information

99.1	Annual Information Form of the Registrant for the year ended December 31, 2003, dated May 14, 2004.
99.2	Annual Report of the Registrant for the year ended December 31, 2003.
99.3	Audited Financial Statements for the year ended December 31, 2003, found at pages 21-40 of the Annual Report of the Registrant.
99.4	Revised Initial Annual Information Form of the Registrant for the year ended December 31, 2002 dated December 19, 2003.
99.5	Initial Annual Information Form of the Registrant for the year ended December 31, 2002, dated December 19, 2003.
99.6	Audited Comparative Financial Statements of the Registrant and notes thereto which includes a U.S. GAAP reconciliation for the years ended December 31, 2003 and December 31, 2002, together with a report of the auditors thereon.

Quarterly Reports

99.7	Quarterly Report of the Registrant for the 9 months ended September 30, 2004.
99.8	Management's Discussion and Analysis for the 9 months ended September 30, 2004.
99.9	Quarterly Report of the Registrant for the 6 months ended June 30, 2004.
99.10	Management's Discussion and Analysis for the 6 months ended June 30, 2004.
99.11	Quarterly Report of the Registrant for the 3 months ended March 31, 2004.
99.12	Management's Discussion and Analysis for the 3 months ended March 31, 2004.

Shareholder Meeting Materials

99.13	Notice of Meeting and Management Information Circular of the Registrant dated May 3, 2004 issued in connection with the June 7, 2004 Annual and Special Meeting of Shareholders.
99.14	Form of Proxy for use in connection with the June 7, 2004 Annual and Special Meeting of Shareholders.

Technical Reports

99.15	Technical Report on the Santa Pancha Resource Estimate for the Limon Concession of Nicaragua, dated November 24, 2004.

Exhibit	Description

Material Change Reports and Press Releases

99.16	Press Release of the Registrant dated January 17, 2005.
99.17	Press Release of the Registrant dated December 21, 2004.
99.18	Press Release of the Registrant dated December 9, 2004.
99.19	Press Release of the Registrant dated December 6, 2004.
99.20	Material Change Report of the Registrant dated November 19, 2004.
99.21	Press Release of the Registrant dated November 18, 2004.
99.22	Press Release of the Registrant dated November 11, 2004.
99.23	Press Release of the Registrant dated November 10, 2004.
99.24	Material Change Report of the Registrant dated November 9, 2004.
99.25	Press Release of the Registrant dated November 4, 2004.
99.26	Material Change Report of the Registrant dated October 22, 2004.
99.27	Press Release of the Registrant dated October 19, 2004.
99.28	Material Change Report of the Registrant dated September 28, 2004.
99.29	Press Release of the Registrant dated September 24, 2004.
99.30	Press Release of the Registrant dated September 24, 2004.
99.31	Press Release of the Registrant dated September 20, 2004.
99.32	Press Release of the Registrant dated August 19, 2004.
99.33	Material Change Report of the Registrant dated August 16, 2004.
99.34	Press Release of the Registrant dated August 13, 2004.
99.35	Press Release of the Registrant dated August 11, 2004.
99.36	Press Release of the Registrant dated July 5, 2004.
99.37	Press Release of the Registrant dated June 7, 2004.
99.38	Press Release of the Registrant dated May 13, 2004.
99.39	Press Release of the Registrant dated April 28, 2004.
99.40	Press Release of the Registrant dated April 21, 2004.
99.41	Press Release of the Registrant dated April 1, 2004.
99.42	Press Release of the Registrant dated March 23, 2004.
99.43	Press Release of the Registrant dated March 18, 2004.
99.44	Press Release of the Registrant dated March 3, 2004.
99.45	Material Change Report of the Registrant dated February 27, 2004.
99.46	Press Release of the Registrant dated February 24, 2004.
99.47	Press Release of the Registrant dated February 18, 2004.
99.48	Press Release of the Registrant dated February 17, 2004.
99.49	Material Change Report of the Registrant dated February 3, 2004.
99.50	Press Release of the Registrant dated February 2, 2004.
99.51	Material Change Report of the Registrant dated January 26, 2004.

Exhibit	Description

99.52	Press Release of the Registrant dated January 16, 2004.
99.53	Press Release of the Registrant dated January 6, 2004.

Consents

99.54	Consent of PricewaterhouseCoopers LLP.
99.55	Consent of Michael B. Gareau.